SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Tidewater Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

88642R109
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
60 East 42nd Street, Suite 3100
New York, New York 10165
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 29 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 88642R109	Page 2 of 29 Pages

1	NAMES OF REPORTING PERSONS
Robert E. Robotti*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,392

	8	SHARED VOTING POWER
2,385,687

	9	SOLE DISPOSITIVE POWER
3,392

	10	SHARED DISPOSITIVE POWER
2,385,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,389,079

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants (as defined herein) as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 3 of 29 Pages

1	NAMES OF REPORTING PERSONS
Robotti & Company, Incorporated*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,385,687

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,385,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,385,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 4 of 29 Pages

1	NAMES OF REPORTING PERSONS
Robotti & Company Advisors, LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,385,687

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,385,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,385,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 5 of 29 Pages

1	NAMES OF REPORTING PERSONS
Suzanne Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,669

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
5,669

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,669

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 6 of 29 Pages

1	NAMES OF REPORTING PERSONS
Kenneth R. Wasiak*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,172,117

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,172,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,172,117

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 7 of 29 Pages

1	NAMES OF REPORTING PERSONS
Ravenswood Management Company, L.L.C. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,172,117

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,172,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,172,117

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 8 of 29 Pages

1	NAMES OF REPORTING PERSONS
The Ravenswood Investment Company, L.P. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
736,879

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
736,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
736,879

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 9 of 29 Pages

1	NAMES OF REPORTING PERSONS
Ravenswood Investments III, L.P. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
435,238

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
435,238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
435,238

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

SCHEDULE 13D
CUSIP No. 88642R109	Page 10 of 29 Pages

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $0.001 par value per share (the "Common Stock"), of Tidewater Inc. (the "Issuer").  The address of the Issuer's principal executive office is 6002 Rogerdale Road, Suite 600, Houston, Texas 77072.

Item 2.	Identity and Background

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti Advisors, Suzanne Robotti, Wasiak, RMC, and RIC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti Advisors.  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.  Suzanne Robotti is a United States citizen and wife of Mr. Robotti.

Mr. Wasiak, a United States citizen, is retired. Each of Messrs. Robotti and Wasiak are Managing Members of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.  RIC and RI are also advisory clients of Robotti Advisors.

The address of each of the Reporting Persons other than Mr. Wasiak is 60 East 42nd Street, Suite 3100, New York, NY 10165.  Mr. Wasiak's business address is 104 Gloucester Road, Massapequa, New York 11758.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of ROBT and Robotti Advisors is included in Schedule A hereto, which is incorporated by reference herein.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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SCHEDULE 13D
CUSIP No. 88642R109	Page 11 of 29 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 2,318 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 1,074 Warrants directly beneficially held by Mr. Robotti is approximately $90,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 828,465 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 385,105 Warrants beneficially held by Robotti Advisors (excluding shares and Warrants beneficially owned by Robotti Advisors and held by RIC and RI which are disclosed below) is approximately $19,657,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants beneficially held by Robotti Advisors were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 4,381 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 1,288 Warrants directly beneficially held by Mrs. Suzanne Robotti is approximately $139,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mrs. Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 581,011 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), 155,868 Warrants and $695,756 in principal amount of new Senior Secured Notes directly beneficially held by RIC is approximately $14,243,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 358,336 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), 76,902 Warrants and $374,791 in principal amount of new Senior Secured Notes directly beneficially held by RI is approximately $8,528,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by RI were paid for using its working capital.

The aggregate purchase prices set forth in this Item 3 relating to RIC and RI reflect certain cost basis adjustments due to the exchange of the Issuer’s Credit Agreement Revolving Credit Commitment and Term Loan A as a consequence of the Plan.

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SCHEDULE 13D
CUSIP No. 88642R109	Page 12 of 29 Pages

Item 4.	Purpose of Transaction

(a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect except as set forth herein.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

The Reporting Persons may acquire additional shares of Common Stock, dispose all or some of these shares of Common Stock from time to time, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons may communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate, directly or through their affiliates, including, without limitation, making proposals concerning M&A activity, changes to the capitalization, ownership structure, Board composition or operations of the Issuer, talking with potential consolidation partners, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer or engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer subject to any applicable rules or Issuer policies, or changing their intention with respect to any and all matters referred to in Item 4.

On October 27, 2019, the Reporting Persons sent a letter to the Board of Directors of the Issuer urging the Board to:
1.          Find a strategic partner for the Issuer with which to consolidate.
2.          Reduce the size of the Board of Directors from 10 to 7 members, maintaining at least 6 outside directors.
3.          Act now to do 1 and 2 promptly

The foregoing description of the letter is qualified in its entirety by reference to the letter, which is attached as Exhibit 2 hereto and is incorporated herein by reference.

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SCHEDULE 13D
CUSIP No. 88642R109	Page 13 of 29 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of October 27, 2019, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(5)(6)	2,389,079	3,392	2,385,687	6.14%
ROBT (1)(3)(5)(6)	2,385,687	0	2,385,687	6.13%
Robotti Advisors (1)(3)(5)(6)	2,385,687	0	2,385,687	6.13%
Suzanne Robotti (1)(4)	5,669	5,669	0	**
Wasiak (1)(5)(6)	1,172,117	0	1,172,117	3.04%
RMC (1)(5)(6)	1,172,117	0	1,172,117	3.04%
RIC (1)(5)	736,879	0	736,879	1.92%
RI (1)(6)	435,238	0	435,238	1.13%

* Based on the aggregate of (i) 38,298,540 shares of Common Stock, $0.001 Par Value per share, outstanding as of July 26, 2019, as disclosed in the Issuer's Current Report on Form 10-Q, filed with the Commission on August 9, 2019, plus (ii) the number of shares of Common Stock underlying the Warrants beneficially owned by the Reporting Person, as required by Rule 13d-3(d)(1)(i) (“Rule 13d-3(d)(1)(i)”) under the Act.

** Less than 1%

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) The aggregate number of shares includes 1,074 shares of Common Stock underlying 1,074 Warrants directly beneficially owned by Mr. Robotti as required by Rule 13d-3(d)(1)(i) but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti's wife and set forth in footnote (4) below, all of which shares Mr. Robotti disclaims beneficial ownership.  Mr. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 2,318 shares of Common Stock directly beneficially owned by him.  Upon exercise of the Warrants directly beneficially owned by him, Mr. Robotti will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

SCHEDULE 13D
CUSIP No. 88642R109	Page 14 of 29 Pages

(3) The aggregate number of shares includes 617,875 shares of Common Stock underlying 617,875 Warrants directly beneficially owned by the advisory clients of Robotti Advisors as required by Rule 13d-3(d)(1)(i).  Each of Mr. Robotti and ROBT share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of 1,767,812 shares of Common Stock directly beneficially owned by the advisory clients of Robotti Advisors.  Upon exercise of the Warrants directly beneficially owned by the advisory clients of Robotti Advisors, each of Mr. Robotti and ROBT will share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(4) The aggregate number of shares includes 1,288 shares of Common Stock underlying 1,288 Warrants directly beneficially owned by Suzanne Robotti as required by Rule 13d-3(d)(1)(i) but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti and set forth in footnote (2) above, all of which shares Mrs. Robotti disclaims beneficial ownership.  Mrs. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 4,381 shares of Common Stock directly beneficially owned by her.  Upon exercise of the Warrants directly beneficially owned by her, Mrs. Robotti will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(5) The aggregate number of shares includes 155,868 shares of Common Stock underlying 155,868 Warrants directly beneficially owned by RIC as required by Rule 13d-3(d)(1)(i).  Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of 581,011 shares of Common Stock directly beneficially owned by RIC.  Upon exercise of the Warrants directly beneficially owned by RIC, each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC will share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants. The Warrants have no voting rights.

(6) The aggregate number of shares includes 76,902 shares of Common Stock underlying 76,902 Warrants directly beneficially owned by RI as required by Rule 13d-3(d)(1)(i).  Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of 358,336 shares of Common Stock directly beneficially owned by RI.  Upon exercise of the Warrants directly beneficially owned by RI, each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC will share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

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SCHEDULE 13D
CUSIP No. 88642R109	Page 15 of 29 Pages

(c) The table below lists all the transactions in the Issuer's Common Stock effected during the sixty days prior to the date set forth on the cover page.  All transactions were made in the open market and do not reflect commissions or other expenses.

Transactions in Shares

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/ Sell	Weighted Average Price	Price Range
Robotti Advisor's Advisory Clients	9/3/2019	450	Buy	$15.19	$15.19-15.19
RIC	9/6/2019	15,500	Buy	$15.14	$15.05-15.18
RI	9/6/2019	9,500	Buy	$15.14	$15.05-15.18
Robotti Advisor's Advisory Clients	9/12/2019	21,742	Buy	$16.97	$16.97-16.97
Robotti Advisor's Advisory Clients	9/12/2019	4,025	Buy	$16.96	$16.67-17.21
Robotti Advisor's Advisory Clients	9/13/2019	10,842	Buy	$17.73	$17.73-17.73
Robotti Advisor's Advisory Clients	9/13/2019	12,125	Buy	$17.74	$17.50-17.76
Robotti Advisor's Advisory Clients	9/17/2019	50,460	Buy	$18.48	$18.48-18.48
Robotti Advisor's Advisory Clients	9/17/2019	2,500	Buy	$18.39	$18.39-18.40
Robotti Advisor's Advisory Clients	9/17/2019	690	Buy	$18.50	$18.50-18.50
Robotti Advisor's Advisory Clients	9/17/2019	2,350	Buy	$1.80	$1.68-1.84
Robotti Advisor's Advisory Clients	9/17/2019	2,450	Buy	$1.67	$1.65-1.70
RIC	9/19/2019	2,480	Buy	$18.64	$18.60-18.65
RI	9/19/2019	1,520	Buy	$18.64	$18.60-18.65
RIC	9/20/2019	1,364	Buy	$17.75	$17.75-17.75
RI	9/20/2019	836	Buy	$17.75	$17.75-17.75
Robotti Advisor's Advisory Clients	9/27/2019	850	Buy	$15.43	$15.43-15.43
Robotti Advisor's Advisory Clients	9/27/2019	1,050	Buy	$1.59	$1.54-1.62
Robotti Advisor's Advisory Clients	9/27/2019	1,050	Buy	$1.54	$1.54-1.54
Robotti Advisor's Advisory Clients	10/4/2019	6,884	Buy	$14.50	$14.26-14.58

SCHEDULE 13D
CUSIP No. 88642R109	Page 16 of 29 Pages

Robotti Advisor's Advisory Clients	10/16/2019	12,500	Buy	$15.46	$15.39-15.53
RIC	10/16/2019	18,922	Buy	$15.43	$15.32-15.54
RI	10/16/2019	11,598	Buy	$15.43	$15.32-15.54
Robotti Advisor's Advisory Clients	10/17/2019	87,419	Buy	$15.72	$15.62-15.84
Robotti Advisor's Advisory Clients	10/18/2019	41,114	Buy	$15.65	$15.54-15.76
Robotti Advisor's Advisory Clients	10/21/2019	38,257	Buy	$15.76	$15.65-15.84
Robotti Advisor's Advisory Clients	10/22/2019	26,882	Buy	$15.97	$15.79-16.11
Robotti Advisor's Advisory Clients	10/22/2019	685	Sell	$1.37	$1.37-1.37
Robotti Advisor's Advisory Clients	10/22/2019	1,041	Sell	$1.25	$1.25-1.25
Robotti Advisor's Advisory Clients	10/23/2019	50,000	Buy	$16.18	$15.91-16.26
Robotti Advisor's Advisory Clients	10/24/2019	77,754	Buy	$16.01	$15.86-16.25
Robotti Advisor's Advisory Clients	10/25/2019	39,701	Buy	$15.51	$15.50-15.68
RIC	10/25/2019	48,873	Buy	$15.48	$15.25-15.50
RI	10/25/2019	29,955	Buy	$15.48	$15.25-15.50

(d) Robotti Advisors' advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

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SCHEDULE 13D
CUSIP No. 88642R109	Page 17 of 29 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of October 27, 2019 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

This filing includes the following exhibits:

1.
Joint Filing Agreement dated as of October 27, 2019 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

2.	Letter dated October 27, 2019, from Robotti & Company Advisors, LLC to the Board of Directors of Tidewater Inc.

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SCHEDULE 13D
CUSIP No. 88642R109	Page 18 of 29 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	October 27, 2019

Individuals		Robotti & Company, Incorporated

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti
Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer

/s/ Suzanne Robotti		Robotti & Company Advisors, LLC
Suzanne Robotti
		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
	Name: Robert E. Robotti	Kenneth R. Wasiak
Title: Managing Member

The Ravenswood Investment Company, L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, L.L.C.	By:	Ravenswood Management Company, L.L.C.
	Its General Partner		Its General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Member		Title: Managing Member

SCHEDULE 13D
CUSIP No. 88642R109	Page 19 of 29 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated 60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165
Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

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SCHEDULE 13D
CUSIP No. 88642R109	Page 20 of 29 Pages

Exhibit Index

The following documents are filed herewith:

	Exhibit	Page
1.	Joint Filing Agreement dated as of October 27, 2019 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.	21

2.	Letter dated October 27, 2019, from Robotti & Company Advisors, LLC to the Board of Directors of Tidewater Inc.	22

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